Exhibit 1

CHINA UNICOM LIMITED
(Incorporated in Hong Kong with limited liability under Companies Ordinance)
(Stock Code: 0762)
NOTIFICATION OF BOARD MEETING
This is to announce that a meeting of the Board of Directors of China Unicom Limited (the “Company”) will be held on Monday, 25 August 2008 for the purpose of, among other matters, approving the financial results of the Company and its subsidiaries for the six months ended 30 June 2008.
As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Chang Xiaobing, Tong Jilu, Li Gang and Zhang Junan

Non-executive directors:	Lu Jianguo and Lee Suk Hwan

Independent non-executive directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming

By Order of the Board
CHINA UNICOM LIMITED
CHU KA YEE
Company Secretary
Hong Kong, 4 August 2008